SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                         RULES 13d-1(b), (c) AND (d) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                     13d-2 UNDER THE SECURITIES EXCHANGE ACT
                           OF 1934 (Amendment No. 1)*

                                BLOCKBUSTER INC.
                                (Name of Issuer)

                 Class B Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    093679207
                                 (CUSIP Number)

                               December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

-----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Schedule 13G/A

CUSIP No. 093679207                                                PAGE 2 OF 8
------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Prentice Capital Management, LP
------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
------------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------

NUMBER OF         (5)      SOLE VOTING POWER
                                                     0
SHARES            ____________________________________________________________

BENEFICIALLY      (6)      SHARED VOTING POWER
                                                     4,077,410(See Item 4)
OWNED BY          ____________________________________________________________

EACH              (7)      SOLE DISPOSITIVE POWER
                                                     0
REPORTING         ____________________________________________________________

PERSON WITH       (8)      SHARED DISPOSITIVE POWER
                                                     4,077,410(See Item 4)
------------------------------------------------------------------------------
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                     4,077,410(See Item 4)
------------------------------------------------------------------------------
         (10) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES                           [ ]
------------------------------------------------------------------------------
         (11) PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                                                     5.66% (See Item 4)
------------------------------------------------------------------------------
         (12) TYPE OF REPORTING PERSON
                                   PN
------------------------------------------------------------------------------


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 Schedule 13G/A

CUSIP No. 093679207                                                PAGE 3 OF 8

------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Michael Zimmerman
------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [X]
------------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
------------------------------------------------------------------------------

NUMBER OF         (5)      SOLE VOTING POWER
                                                     0
SHARES            ____________________________________________________________

BENEFICIALLY      (6)      SHARED VOTING POWER
                                                     4,077,410(See Item 4)
OWNED BY          ____________________________________________________________

EACH              (7)      SOLE DISPOSITIVE POWER
                                                     0
REPORTING         ____________________________________________________________

PERSON WITH       (8)      SHARED DISPOSITIVE POWER
                                                     4,077,410(See Item 4)
------------------------------------------------------------------------------
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                     4,077,410(See Item 4)
------------------------------------------------------------------------------
         (10) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES                           [ ]
------------------------------------------------------------------------------
         (11) PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                                                     5.66% (See Item 4)
------------------------------------------------------------------------------
         (12) TYPE OF REPORTING PERSON
                                        IN
------------------------------------------------------------------------------


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Schedule 13G/A

CUSIP No. 093679207                                                PAGE 4 OF 8

ITEM 1(a).    NAME OF ISSUER:

              BLOCKBUSTER INC. (the "Company")

              ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1201 Elm Street
              Dallas, Texas  75270

ITEM 2(a).    NAME OF PERSON FILING:

              This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

               (i) Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"), with respect to the Class B Common Stock, par value $0.01 per share of the Company (the "Shares"), reported in this Schedule 13G Amendment held by certain investment funds and managed accounts.

               (ii) Michael Zimmerman, who is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds, with respect to the Shares reported in this
                        Schedule 13G Amendment held by certain investment funds and managed accounts.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The address of the principal business office of Prentice Capital Management and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

ITEM 2(c).    CITIZENSHIP:

          Prentice Capital Management is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Class B Common Stock, par value $0.01 per share

ITEM 2(e).    CUSIP NUMBER:

              093679207

Schedule 13G/A

CUSIP No. 093679207                                                PAGE 5 OF 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]     Broker or dealer registered under Section 15
                  of the Act;

     (b)  [ ]     Bank as defined in Section 3(a)(6) of the
                  Act;

     (c)  [ ]     Insurance Company as defined in Section
                  3(a)(19) of the Act;

     (d)  [ ]     Investment Company registered under Section 8
                  of the Investment Company Act of 1940;

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

     (f)  [ ]     Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

     (g)  [ ]     Parent Holding Company, in accordance with
                  Rule 13d-1(b)(ii)(G);

     (h)  [ ]     Savings Associations as defined in Section
                  3(b) of the Federal Deposit Insurance Act;

     (i)  [ ]     Church Plan that is excluded from the
                  definition of an investment company under Section
                  3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ]     Group, in accordance with Rule
                  13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
BOX. [x]

Schedule 13G/A

CUSIP No. 093679207                                                PAGE 6 OF 8

ITEM 4.  OWNERSHIP.

          Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners GP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G Amendment. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13G Amendment. Each of Michael Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this
Schedule 13G Amendment.

          The percentages used herein are calculated based on the Shares issued and outstanding as of November 4, 2005, as reported in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended September 30, 2005.

         A.   Prentice Capital Management

              (a) Amount beneficially owned: 4,077,410

              (b) Percent of class: 5.66%

              (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0

                  (ii) shared power to vote or to direct the vote: 4,077,410

                 (iii) sole power to dispose or to direct the disposition: 0

                  (iv) shared power to dispose or to direct the disposition:
                        4,077,410

         B.   Michael Zimmerman

              (a) Amount beneficially owned: 4,077,410

              (b) Percent of class: 5.66%

              (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0

                  (ii) shared power to vote or to direct the vote: 4,077,410

                 (iii) sole power to dispose or to direct the disposition: 0



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Schedule 13G/A

CUSIP No. 093679207                                            PAGE 7 OF 8

                  (iv) shared power to dispose or to direct the disposition:
                       4,077,410

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         See Item 4.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each  of  the   Reporting   Persons   hereby   makes   the   following
certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No. 093679207                                                PAGE 8 OF 8

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



DATED:  February 14, 2006              PRENTICE CAPITAL MANAGEMENT, LP

                                       /S/ MICHAEL WEISS
                                       -----------------------------------------
                                       Name:  Michael Weiss
                                       Title: Chief Financial Officer

                                       MICHAEL ZIMMERMAN

                                       /S/  MICHAEL ZIMMERMAN
                                       -----------------------------------------
                                       Name: Michael Zimmerman

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 14, 2006              PRENTICE CAPITAL MANAGEMENT, LP

                                       /S/ MICHAEL WEISS
                                       -----------------------------------------
                                       Name:  Michael Weiss
                                       Title: Chief Financial Officer

                                       MICHAEL ZIMMERMAN

                                       /S/  MICHAEL ZIMMERMAN
                                       -----------------------------------------
                                       Name: Michael Zimmerman